LEADING BRANDS, INC.
Management’s Discussion & Analysis
For the three months ended May 31, 2017

July 10, 2017

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2017 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and retail chains. Its principal product lines include premium waters.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest,

Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended May 31, 2017, the Company reported gross sales from continuing operations of $439,244 and a net loss from continuing operations of $778,004 as compared to gross sales of $426,553 and a net loss of $549,348 in the corresponding quarter of the prior year.

For the quarter ended May 31, 2017, the Company’s margin percentage increased to (2.5%) from (15.6%) for the same period in 2016.

Results of Operations

Revenue

	Quarter ended	Quarter ended
	May 31, 2017	May 31, 2016	Change
Gross Revenue	$439,244	$426,553	$12,691
Discounts, Allowances and Rebates	(93,611)	(147,584)	53,973
Net Revenue	$345,633	$278,969	$66,664

Gross revenue from continuing operations for the quarter ended May 31, 2017 was $439,244 compared to $426,553 for the same period of the previous year, representing an increase of $12,691 or 3.0% .

Discounts, rebates and slotting fees from continuing operations for the quarter ended May 31, 2017 decreased by $53,973 compared to the same period of the prior year, due to significant new listing fees and promotions for Happy Water® in the prior year.

Cost of Sales

	Quarter ended	Quarter ended
	May 31, 2017	May 31, 2016	Change
Cost of Sales	$354,132	$322,559	$31,573

Cost of sales from continuing operations for the quarter ended May 31, 2017 were $354,132 compared to $322,559 for the same period of the previous year, representing an increase of $31,573 or 9.8% .

Margin

	Quarter ended		Quarter ended
	May 31, 2017		May 31, 2016		Change
Margin	$(8,499)		$(43,590)		$35,091
Margin percentage	(2.5%	)	(15.6%	)	13.1%

Margin from continuing operations for the quarter ended May 31, 2017 was ($8,499) compared to ($43,590) for the same quarter of the previous year. The margin percentage of (2.5%) for the quarter ended May 31, 2017 represents 13.1% increase from the prior comparative year. The margin increase was caused by the significant new listing fees and promotions for Happy Water® in the prior year that were not repeated.

Selling, General and Administration Expenses

Selling, general and administration expenses in the quarter ended May 31, 2017 decreased by $34,226 or 4.4% from $782,634 in the same quarter of the prior year to $748,408.

Summary of Quarterly Results

	May 31 (Q1)		February 28/29 (Q4)		November 30 (Q3)		August 31 (Q2)
	2017	2016	2017	2016	2016	2015	2016	2015
Net sales / revenue from continuing operations	$345,633	$278,969	$256,277	$95,099	$291,911	$229,539	$385,372	$199,975
Net loss from continuing operations	($778,004)	($549,348)	($727,978)	($782,712)	($876,566)	($759,472)	($949,429)	($1,223,571)
Net income (loss) from discontinued operations	($54,774)	$844,223	($955,067)	$288,039	($4,096,489)	$374,418	$801,505	$1,220,785
Net income (loss)	($832,778)	$294,875	($1,683,585)	($494,673)	($4,973,055)	($385,054)	($147,924)	($12,786)
Earnings (loss) per share, basic – continuing operations	($0.28)	($0.19)	($0.26)	($0.26)	($0.31)	($0.26)	($0.33)	($0.42)
Earnings (loss) per share, basic – discontinued operations	($0.02)	$0.29	($0.34)	$0.09	($1.46)	$0.13	$0.28	$0.42
Earnings (loss) per share, diluted - continuing operations	($0.28)	($0.19)	($0.26)	($0.26)	($0.31)	($0.26)	($0.33)	($0.42)
Earnings (loss) per share, diluted - discontinued operations	($0.02)	$0.29	($0.34)	$0.09	($1.46)	$0.13	$0.28	$0.42

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the Company.

Net Income (Loss) before Stock Based Compensation Expense is as follows:

	May 31 (Q1)		February 28/29 (Q4)		November 30 (Q3)		August 31 (Q2)
	2017	2016	2017	2016	2016	2015	2016	2015
Net income (loss) from continuing operations	($778,004)	($549,348)	($727,978)	($782,712)	($876,566)	($759,472)	($949,429)	($1,223,571)
Stock based compensation	-	-	-	-	-	-	-	83,880
Net income (loss) before stock based compensation	($778,004)	($549,348)	($727,978)	($782,712)	($876,566)	($759,472)	($949,429)	($1,139,691)

Other Information

EBITDAS	Quarter ended	Quarter ended
	May 31, 2017	May 31, 2016
Net income (loss) from continuing operations	$(778,004)	$(549,348)
Interest, net	(9,377)	-
Depreciation and amortization	31,616	55,939
Stock based compensation expense	-	-
Income taxes	-	-
EBITDAS	$(755,765)	$(493,409)

Margin	Quarter ended	Quarter ended
	May 31, 2017	May 31, 2016
Net revenue from continuing operations	$345,633	$278,969
Less: cost of sales	(354,132)	(322,559)
Margin	$(8,499)	$(43,590)
Margin % of Net Revenue	(2.5% )	(15.6% )

Related Party Transactions

		Quarter ended	Quarter ended
		May 31, 2017	May 31, 2016

i)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	$2,812	$1,500
ii)	Incurred management service fees with a company related by an officer in common, Dave Read	$-	$37,500
iii)	Incurred bottling services from a company related by a director in common, Ralph McRae	$51,598	$70,745

Cash flows

Cash provided by (used in):	Quarter ended	Quarter ended
	May 31, 2017	May 31, 2016	Change
Operating activities	$(682,461)	$235,065	$(917,526)
Investing activities	$5,628	$283,421	$(277,793)
Financing activities	$-	$(7,874)	$7,874

During the quarter, cash generated from operating activities decreased by $917,526 compared to the same period of the prior year.

Cash utilized by investing activities is a result of the Company spending $5,372 on intangible assets and offset by $11,000 proceeds on sales of two Company vehicles.

Cash utilized for financing activities was $nil during the quarter.

Liquidity and Capital Resources

Net working capital has decreased by 19.3% since the prior year ended February 28, 2017. As at May 31, 2017, the Company has net working capital of $ 3,215,750 ($3,986,232 at February 28, 2017).

Total Net Working Capital	May 31, 2017	February 28, 2017
Total Current Assets	$4,055,264	$4,891,278
Less: Total Current Liabilities	(839,514)	(905,046)
Total Net Working Capital	$3,215,750	$3,986,232

Considering the positive net working capital position, including the cash on hand at May 31, 2017, the Company believes that it has sufficient working capital.

Contractual Obligations

The following table presents our contractual obligations as of May 31, 2017:

Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations	$ 735,056	$ 123,073	$ 253,449	$ 260,752	$ 97,782
Purchase obligations	62,482	18,051	39,522	4,909	-
Total	$ 797,538	$ 141,124	$ 292,971	$ 265,661	$ 97,782

Risks and uncertainties

The types of risks and uncertainties that may affect the Company are included in the February 28, 2017 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at May 31, 2017 the Company is exposed to credit risk through the following assets:

	May 31, 2017	February 28, 2017
Trade receivables	$52,471	$74,865
Other receivables	12,767	10,763
Allowance for doubtful accounts	-	-
	$65,238	$85,628

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended May 31, 2017, the Company’s ten largest customers comprised approximately 81% of sales compared with 93% in the last fiscal year ended February 28, 2017. One customer comprised 23% of sales compared with 74% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at May 31, 2017, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 10 of the interim financial statements. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments.

Market risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $5,863 on net earnings for the quarter ended May 31, 2017. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

As at May 31, 2017, the Company held no debt such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 7 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At July 10, 2017, the Company had 2,802,412 issued and outstanding common shares, 694,000 issued and outstanding stock options, all of which were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;

  anticipated contribution to earnings in the current year from investment in new product development;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2017;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.